MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

August 26, 2016

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay Funds Trust (“Registrant”) (SEC File Nos. 333-160919 and 811-22321) Post- Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me by telephone on August 24, 2016, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on June 20, 2016, pursuant to Rule 485(a) under the Securities Act of 1933, as amended. The Amendment relates only to MainStay Absolute Return Multi-Strategy Fund (the “Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Amendment, except as defined here.

Prospectus

Comment 1: Please disclose supplementally the amount of asset-backed and mortgage-backed securities held by the Fund.

Response: At this time, the Fund does not hold any asset-backed or mortgage-backed securities.

Comment 2: With respect to the Cayman Subsidiary:

(a)	Disclose that each investment adviser to the Cayman Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a) (20) of the 1940 Act. The investment advisory agreement between the Cayman Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

(b)	Disclose that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Cayman Subsidiary.

Response:

(a)	The Registrant respectfully submits that the Cayman Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the services performed by the investment adviser or an investment subadvisor to the Cayman Subsidiary under an investment advisory or sub-advisory agreement with the Cayman Subsidiary will be subject to general review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory and sub-advisory agreements with the investment adviser and subadvisors to the Fund. Although the Registrant confirms that the investment advisory and sub-advisory agreements with the Cayman Subsidiary generally are consistent with Section 15, the Registrant respectfully declines to disclose that the agreements comply with the provisions of the 1940 Act relating to investment advisory contracts. In addition, the Registrant considers the investment advisory or sub-advisory agreements with the Cayman Subsidiary not to be material contracts of the Fund. Accordingly, the Registrant has not included the Cayman Subsidiary’s investment advisory and sub-advisory agreements as exhibits to the Registrant’s registration statement.

(b)	The Registrant hereby confirms that the Cayman Subsidiary will comply with provisions relating to affiliated transactions and custody (Section 17), but respectively declines to expressly disclose this in the Fund’s registration statement consistent with Form N-1A General Instruction C(1)(c) to avoid restating legal or regulatory requirements. The Cayman Subsidiary’s custodian is the same as that of the Fund. We have revised the appropriate section of the SAI to this effect.

Comment 3: If applicable, please add the disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: We have added this disclosure.

Comment 4: Please confirm that the Related Fund is the only fund or account managed by NYLIM that has the same investment objective, policies and strategies as the Fund.

Response: The Registrant confirms that the Related Fund is the only fund or account managed by NYLIM that has the same investment objective, policies and strategies as the Fund.

Comment 5: You may not show performance information for the Related Fund unless the Related Fund’s investment objective, strategies and policies are substantially similar to the Fund. Please revise the section entitled Related Performance accordingly and indicate for what period the Related Fund’s investment objective, strategies and policies were substantially similar to those of the Fund.

Response: We have revised the section entitled Related Performance to include only performance information for the Related Fund from January 19, 2016, the date on which the Related Fund’s investment objective, strategies and policies were revised to be substantially similar to those of the Fund.

Comment 6: If the fees and expenses of the Related Fund are different than those of the Fund, please disclose this and note that if the fees and expenses of the Fund were used, performance in the section entitled Related Performance would have been different.

Response: We have made the requested edits.

Statement of Additional Information

Comment 7: A Fund may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. Add disclosure indicating that the Fund will consider the concentration of these investment companies when determining compliance with its own concentration policies.

Response: The Registrant submits that “securities of other investment companies” should not be considered a particular industry or group of industries.  The Registrant believes that securities of other investment companies are types of securities, the value of which are influenced by factors specific to their respective underlying investments, rather than the organizational structure of their issuers as investment companies. Accordingly, the Registrant respectfully declines to make the proposed change. The Registrant notes that, in response to a prior comment from the Commission staff with respect to other MainStay Funds, the Registrant indicates in the section entitled Investment Companies in the SAI that, consistent with the other MainStay Funds, the Fund will look through investments in underlying investment companies for purposes of applying its concentration limitation if the underlying investment company itself has a policy to concentrate in a particular industry.  In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

Comment 8: Please confirm that any aggregate fee relief applicable to the Fund extends to fees paid to indirect or direct wholly-owned subadvisors. If the Fund is relying on this aggregate fee relief, disclose the following (as a dollar amount and a percentage of Fund net assets): (a) the aggregate fees paid to the adviser and any wholly-owned subadvisers; (b) the aggregate fees paid to non-affiliated subadvisers; and (c) the fee paid to each affiliated subadviser in lieu of disclosing the fees that may be required by Item 19(a)(3) Form N-1A. If the Fund is not relying on this aggregate fee relief, please confirm that the fee information presented is in accordance with Item 19 of Form N-1A.

Response: The Registrant confirms that the aggregate fee relief provided in the Commission’s Order with respect to The MainStay Funds et al. (Release No. 31663, June 8, 2015) extends to any (i) indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the adviser, or (ii) a sister company of the adviser that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the adviser.

The Registrant has provided the fee information required by Item 19 of Form N-1A as well as additional, more specific fee information that the Registrant does not believe to be required to be disclosed by Item 19. This information also is more specific and detailed than what would be required under the aggregate fee relief. Specifically, in accordance with Item 19(a)(3) of Form N-1A, the SAI provides the total dollar amount the Fund paid to its adviser for its only completed fiscal year and the dollar amount of the management fee that was waived or expenses that were reimbursed during that period. In addition, the SAI discloses the annual fee payable by the Fund’s adviser to each of the Fund’s subadvisers and, with respect to each subadviser, information with respect to the method of calculating the subadvisory fee payable by the adviser, including the total dollar amount the adviser paid to the subadviser during the Fund’s only completed fiscal year and the dollar amount of the subadvisory fee the subadviser waived or expenses that the subadviser reimbursed during that period. The SAI also provides the annual fee rates the adviser is required to pay to each subadviser.

In connection with the responses being made by the Registrant to comments you provided with respect to Registration Statement, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;
•	comments of the Staff or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary